                                         FILED PURSUANT TO RULE ST 101(a)(2)(ii)
                                         THE PREVIOUS AMENDMENTS AND INITIAL
                                         FILING ARE ATTACHED AS APPENDICES A-D

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 Schedule 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)

                       SAFECARD SERVICES, INCORPORATED
                       -------------------------------
                               (Name of Issuer)



                                 Common Stock
                                 ------------
                        (Title of Class of Securities)



                                 786421-10-7
                                 -----------
                                (CUSIP Number)

                                    Copy to:
                                    William R. Nuernberg
Steven J. Halmos                    Eckert Seamans Cherin & Mellott
707 Coral Way                       600 Grant Street, 42nd Floor
Fort Lauderdale, Florida 33301      Pittsburgh, Pennsylvania 15219
(305) 760-4980                      (412) 566-6000
- -------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 June 9, 1994
                                 ------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Check the following box if a fee is being paid with the statement.     [ ]

                                  SCHEDULE 13D

CUSIP No. 786421-10-7


1.   Name of Reporting Person:  Steven J. Halmos
     S.S. No.:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                       (b)  [ ]

3.   SEC Use Only

4.   Source of Funds:

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                [ ]

6.   Citizenship or Place of Organization:  United States

Number of                 7.  Sole Voting Power:                  50,000
 Shares
Beneficially              8.  Shared Voting Power:                 -0-
 Owned by
  Each                    9.  Sole Dispositive Power:             50,000
Reporting
 Person                  10.  Shared Dispositive Power:            -0-
  With

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                            50,000

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                [ ]

13.  Percent of Class Represented by Amount in Row (11):   Less than 1%

14.  Type of Reporting Person:  IN

          This statement amends Items 2 and 5 of the Schedule 13D of Steven J. Halmos dated February 24, 1989, as amended by Amendment No. 1 dated April 20, 1989, Amendment No. 2 dated August 30, 1989 and Amendment No. 3 dated July 27, 1990 (as so amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of SafeCard Services, Incorporated (the "Company").


Item 2.   Identity and Background.

          Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

          This statement is filed by Steven J. Halmos, a United States citizen, whose address is 707 Coral Way, Fort Lauderdale, Florida 33301. Mr. Halmos is a private investor.

          During the past five years, Mr. Halmos (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and
(ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 5.   Interest in Securities of Issuer.

          Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

          Mr. Halmos currently beneficially owns and has sole voting and investment power with respect to 50,000 shares of Common Stock, representing less than one percent of the Common Stock issued and outstanding (based on the number of shares of Common Stock issued and outstanding on May 31, 1994, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1994).

          On June 9, 1994, Mr. Halmos acquired 3,900,000 shares of Common Stock in connection with the cashless exercise of stock options granted to Mr. Halmos in 1989. The exercise price per share of such options was $5.125 with respect to 1,950,000 shares and $5.50 with respect to 1,950,000 shares. Mr. Halmos sold all of such 3,900,000 shares on June 9, 1994 for $16.50 per share in a transaction executed on the New York Stock Exchange. As a result of such sale, Mr. Halmos ceased to be the beneficial owner of more than five percent of the Common Stock issued and outstanding.

          Except as indicated above, no transactions in Common Stock were effected during the past 60 days by Mr. Halmos.

Signatures.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 22, 1994                       By:  /s/ Steven J. Halmos
- -------------                            --------------------
    Date                                 Steven J. Halmos

                                                                      APPENDIX A

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 Schedule 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)

                       SAFECARD SERVICES, INCORPORATED
                       -------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                 786421-10-7
                                 -----------
                                (CUSIP Number)

                               Steven J. Halmos
                              6400 N.W. 6th Way
                       Fort Lauderdale, Florida  33309

                       -------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 27, 1990
                                -------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement.  [ ]   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786421-10-7                  13D

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Steven J. Halmos
               ###-##-####

2.  Check the Appropriate Box if a Member of a Group*  (a)  [ ]
                                                       (b)  [ ]

3.  SEC Use Only

4.  Source of Funds*

         Not Applicable

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                 [ ]

6.  Citizenship or Place of Organization

                  UNITED STATES OF AMERICA

Number of       7.  Sole Voting Power
 Shares
Beneficially             3,534,093
 Owned by
  Each          8.  Shared Voting Power
Reporting
 Person                  178,800
  With          9.  Sole Dispositive Power

                         3,534,093
               10.  Shared Dispositive Power

                         178,800
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                         3,712,893

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                [ ]

13.  Percent of Class Represented by Amount in Row (11)

                         13.1%

14.  Type of Reporting Person*

                         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Steven J. Halmos hereby amends his statement on Schedule 13D dated March 13, 1989, as amended by Amendment No. 1 thereto dated April 27, 1989 and Amendment No. 2 thereto dated August 31, 1989 (collectively, the "Schedule 13D") relating to the common stock, par value $.01 per share (the "SafeCard"), of SafeCard Services, Incorporated. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

     Item 2 of the Schedule 13D is replaced in its entirety by the following:

Item 2.   Identity and Background.

          (a) The name of the person filing this statement is: Steven J. Halmos, individually and in his capacity as one of the Trustees of High Plains Capital Corporation Deferred Compensation Trust (the "Trust") (the successor to the Halmos and Company, Inc. Deferred Compensation Trust).

          (b) The business address of the person filing this statement is 6400 N.W. 6th Way, Fort Lauderdale, Florida 33309.

          (c) Mr. Halmos is the Chief Executive Officer and a Director of the Company.

          (d) During the last five years Mr. Halmos has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Halmos has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or state securities laws of finding any violation with respect to such laws.

          (f) Mr. Halmos is a citizen of the United States of America.

     Item 4, 5, 6 and 7 of the Schedule 13D are amended by adding the following information thereto:

Item 4.   Purpose of the Transaction.

          As previously reported in the Schedule 13D, on August 30, 1989, the Board of Directors of the Company granted, effective as of January 25, 1989, options for 1,950,000 shares of Stock at an exercise price of $5.125 per share to Mr. Halmos, of which options for 650,000 shares of stock vested and became exercisable on January 25, 1989, options for 550,000 shares of Stock vested and became exercisable on September 25, 1989 and options for 650,000 shares of Stock will vest and become exercisable on September 25, 1990. Other options for 16,666 shares of Stock at an exercise price of $5.875 per share vested and became exercisable on August 5, 1989. Additional options for 16,667 shares of Stock will vest and become exercisable on August 5, 1990 and on August 5, 1991 respectively. Accordingly, options for 1,966,667 shares of Stock will be exercisable by Mr. Halmos within 60 days from the date hereof.

     On November 29, 1989, the Board of Directors of the Company granted, effective as of November 29, 1989, to Mr. Halmos options to purchase an additional 1,950,000 shares of the Company's Stock at an exercise price of $5.50 per share. These options will vest in three equal annual increments commencing in 1991, provided that vesting will accelerate upon a change in control of the Company. None of such options is currently exercisable within 60 days of the date hereof. A copy of the form of option agreement approved by the Board of Directors relating to these options is filed herewith as Exhibit 7.3.

     Mr. Halmos is an officer and a director of the Company and in that capacity participates in corporate decision-making relevant to matters covered by this Item. Mr. Halmos intends to reassess, from time to time, the appropriate level of his investment in the Company and depending on market conditions and other factors, he may, from time to time, exercise all or any part of the options referred to herein or sell (or buy) shares of Stock through transactions on the New York Stock Exchange, Inc. or any other securities exchange or in the over-the-counter market, or through privately negotiated transactions.

Item 5.   Interest in Securities of Issuer.

          (a) Mr. Halmos is the beneficial owner of 3,712,893 shares of Stock, which represents approximately 13.1% (calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934) of SafeCard's issued and outstanding Stock (which was 26,396,040 shares as of April 30, 1990 according to the Company's Form 10-Q for the quarter ended April 30, 1990). Of the 3,712,893 shares of Stock which Mr. Halmos beneficially owns, Mr. Halmos currently holds 1,550,760 shares directly, shares the power to vote and dispose of 178,800 shares by virtue of his position as a Trustee of the Trust, and has the right to acquire the remaining 1,983,333 shares pursuant to the exercise of options within sixty days of the date of this statement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As described in Item 4 above, on November 29, 1989, the Company granted Mr. Halmos options for 1,950,000 shares of stock which do not begin vesting until 1991. The Board of Directors of the Company has approved the form of option agreement relating to such options and such form is being filed herewith as Exhibit 7.3 and is incorporated by reference herein in its entirety.


Item 7.   Material to be Filed as Exhibits.

          Exhibit 7.3: Form of SafeCard Services, Incorporated Non-Qualified Stock Option Agreement effective as of November 29, 1989 between the Company and Steven J. Halmos.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/ Steven J. Halmos
                                       --------------------
                                       Steven J. Halmos


Date:  July 31, 1990

                                                                      APPENDIX B

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 Schedule 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                       SAFECARD SERVICES, INCORPORATED
                       -------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                 786421-10-7
                                 -----------
                                (CUSIP Number)

                               Steven J. Halmos
                              6400 N.W. 6th Way
                       Fort Lauderdale, Florida  33309

                       -------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 30, 1989
                               ---------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement.  [ ]   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786421-10-7                  13D


1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Steven J. Halmos
               ###-##-####

2.  Check the Appropriate Box if a Member of a Group*  (a)  [ ]
                                                       (b)  [ ]

3.  SEC Use Only

4.  Source of Funds*

         Not applicable

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                 [ ]

6.  Citizenship or Place of Organization

                  UNITED STATES OF AMERICA

Number of       7.  Sole Voting Power
 Shares
Beneficially             2,962,426
 Owned by
  Each          8.  Shared Voting Power
Reporting
 Person
  With          9.  Sole Dispositive Power

                         2,962,426

               10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                         2,962,426

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                               [ ]

13.  Percent of Class Represented by Amount in Row (11)

                         10.3%

14.  Type of Reporting Person*

                         IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

     This class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of SafeCard Services, Incorporated, a Delaware corporation ("SafeCard" or the "Company"), whose address is 6400 N.W. 6th Way, Fort Lauderdale, Florida 33309.


Item 2.   Identity and Background.

     (a) The name of the person filing this statement is: Steven J. Halmos, individually and in his capacity as one of the Trustees and principal beneficiaries of Halmos and Company, Inc. Deferred Compensation Trust (the "Trust"). The Trust is a trust which is exempt from taxation under Section 501 of the Internal Revenue Code ("Code") because it receives, holds and invests contributions made pursuant to a plan qualified for favorable tax treatment under Section 401 of the Code.

     (b) The business address of the person filing this statement and the address of the Trust are 6400 N.W. 6th Way, Fort Lauderdale, Florida 33309.

     (c) Mr. Halmos is the Chief Executive Officer and a Director of the
Company.

     (d) During the last five years neither Mr. Halmos, the Trust nor any of the Trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Mr. Halmos, the Trust nor any of the Trustees filing this statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Halmos is a citizen of the United States of America. The Trust was formed under the laws of the State of Florida.


Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable. This statement is filed because on August 30, 1989, the Board of Directors of the Company granted, effective as of January 25, 1989, options for 1,950,000 shares of Stock at an exercise price of $5.125 per share to Mr. Halmos, of which options for 650,000 shares of Stock vested and became exercisable on January 25, 1989 and options for 650,000 shares of Stock will vest and become exercisable on September 25, 1989. The remaining options for 650,000 shares of Stock will vest and become exercisable on September 25, 1990. The stock option agreement dated August 30, 1989 between Mr. Halmos and the Company covering such options is filed herewith as Exhibit 7.2. Other options for 16,666 shares of Stock at an exercise price of $5.875 per share vested and became exercisable on August 5, 1989. Additional options for 16,667 shares of Stock will vest and become exercisable on each of August 5, 1990 and August 5, 1991. The stock option agreement dated August 30, 1989 between Mr. Halmos and the Company covering such options is filed herewith as Exhibit 7.1.

Item 4.   Purpose of the Transaction

     As reported in the Form 4 filed by Mr. Halmos on March 9, 1989, the Board of Directors in January 1989 determined to provide Mr. Halmos with an incentive compensation package designed to compensate him by the economic equivalent of the increase, if any, in the fair market value of 1,950,000 shares of Stock subsequent to January 25, 1989. The options referred to in Item 3 were granted in order to effectuate the intent and purpose of the January 1989 Board action.

     Mr. Halmos has been informed by the Board of Directors of the Company that the options referred to in Item 3 were granted to him as incentive compensation because he is considered to be an individual whose services are important to the Company. Mr. Halmos is an officer and a director of the Company and in that capacity participates in corporate decision-making relevant to matters covered by this item. Mr. Halmos intends to reassess, from time to time, the appropriate level of his investment in the Company and depending on market conditions and other factors, he may, from time to time, exercise all or any part of the options referred to in Item 3 or sell (or buy) shares of Stock through transactions on NASDAQ or in the over-the-counter market, or through privately negotiated transactions.


Item 5.   Interest in Securities of Issuer.

     (a) Mr. Halmos is the beneficial owner of 2,962,426 shares of Stock, which represents 10.3% of SafeCard's Stock. Of this total, 1,645,760 shares of Stock are currently owned and Mr. Halmos has the right to acquire the remaining 1,316,666 shares of Stock within sixty days of the date of this Statement.

     (b) Mr. Halmos retains the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, with respect to the 1,645,760 shares of Stock currently owned.

     (c) Except as set forth in Item 3, neither Mr. Halmos nor the Trust effected any transactions in shares of Stock in the last sixty days.

     (d) No person other than Mr. Halmos is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in Item 5.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Halmos has entered into stock option agreements with the Company covering the options referred to in Item 3. Such agreements are being filed herewith as exhibits.

Item 7.   Material to be Filed as Exhibits

     7.1 SafeCard Services, Incorporated 1987 Stock Option Plan Non-Qualified Stock Option Agreement dated August 30, 1989 between the Company and Steven J. Halmos.

     7.2 SafeCard Services, Incorporated Non-Qualified Stock Option Agreement dated August 30, 1989 between the Company and Steven J. Halmos.



SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/ Steven J. Halmos
                                       --------------------
                                       Steven J. Halmos


Date:  August 31, 1989

                                                                      APPENDIX C

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 Schedule 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                       SAFECARD SERVICES, INCORPORATED
                       -------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                 786421-10-7
                                 -----------
                                (CUSIP Number)

                               Steven J. Halmos
                              6400 N.W. 6th Way
                       Fort Lauderdale, Florida  33309

                       -------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 20, 1989
                                --------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement.  [ ]   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Steven J. Halmos
               ###-##-####

2.  Check the Appropriate Box if a Member of a Group*  (a)  [ ]
                                                       (b)  [ ]

3.  SEC Use Only

4.  Source of Funds*

          Not applicable.

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                 [ ]

6.   Citizenship or Place of Organization

                    UNITED STATES OF AMERICA

Number of       7.  Sole Voting Power
 Shares
Beneficially             1,645,760
 Owned by
  Each          8.  Shared Voting Power
Reporting
 Person
  With          9.  Sole Dispositive Power

                         1,645,760

               10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                         1,645,760

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                               [ ]

13.  Percent of Class Represented by Amount in Row (11)

                         5.8%

14.  Type of Reporting Person*

                         IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

     This class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of SafeCard Services, Incorporated, a Delaware corporation ("SafeCard"), whose address is 6400 N.W. 6th Way, Fort Lauderdale, Florida 33309.


Item 2.   Identity and Background.

     (a) The name of the person filing this statement is: Steven J. Halmos, individually and in his capacity as one of the Trustees and principal beneficiaries of Halmos and Company, Inc. Deferred Compensation Trust (the "Trust"). The Trust is a trust which is exempt from taxation under Section 501 of the Internal Revenue Code ("Code") because it receives, holds and invests contributions made pursuant to a plan qualified for favorable tax treatment under Section 401 of the Code.

     (b) The home address of the person filing this is 628 Coral Way, Fort Lauderdale, Florida 33301. The address of the Trust are 6400 N.W. 6th Way, Fort Lauderdale, Florida 33309.

     (c) Mr. Halmos is the Chief Executive Officer and a Director of the
Company.

     (d) During the last five years neither Mr. Halmos, the Trust nor any of the Trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Mr. Halmos, the Trust nor any of the Trustees filing this statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Halmos is a citizen of the United States of America. The Trust was formed under the laws of the State of Florida.


Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable. This statement is filed because the number of outstanding shares was reduced when SafeCard purchased 2,894,000 shares of Stock from an institutional investor on April 20, 1989.

Item 4.   Purpose of the Transaction

     Mr. Halmos, the son and daughter of Mr. Halmos and the Trust (the "Halmos Entities") purchased all of the shares referred to in Item 5 for investment. Mr. Halmos is an officer and a director of the Company and in that capacity participates in corporate decision-making relevant to matters covered by this item. Mr. Halmos intends to reassess, from time to time, the appropriate level of his investment in the Company and depending on market conditions and other factors, he may, from time to time, sell (or buy) shares of Stock through transactions on NASDAQ or in the over-the-counter market, or through privately negotiated transactions.


Item 5.   Interest in Securities of Issuer.

     (a) Mr. Halmos is the beneficial owner of 1,645,760 shares of Stock. After the April 20, 1989, Stock buy-back, this represents 5.8% of SafeCard's issued and outstanding stock.

     (b) Mr. Halmos retains the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition.

     (c) The Halmos Entities effected no transactions in shares of Stock since March 12, 1989, the date of the most recent filing on Schedule 13-D.

     (d) No person other than Mr. Halmos is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in Item 5.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.


Item 7.   Material to be Filed as Exhibits

     None.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ Steven J. Halmos
                                       --------------------
                                       Steven J. Halmos

Date:  April 27, 1989

                                                                      APPENDIX D

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 Schedule 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. ___)

                       SAFECARD SERVICES, INCORPORATED
                       -------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                 786421-10-7
                                 -----------
                                (CUSIP Number)

                               Steven J. Halmos
                              6400 N.W. 6th Way
                       Fort Lauderdale, Florida  33309
                                (305) 776-2500

                       -------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 24, 1989
                              ------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement.  [ ]   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786421-10-7                  13D

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Steven J. Halmos
               ###-##-####

2.  Check the Appropriate Box if a Member of a Group*  (a)  [ ]
                                                       (b)  [ ]

3.  SEC Use Only

4.  Source of Funds*
               PF
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                 [ ]

6.  Citizenship or Place of Organization

                 UNITED STATES OF AMERICA

Number of       7.  Sole Voting Power
 Shares
Beneficially             1,645,760
 Owned by
   Each         8.  Shared Voting Power
Reporting
 Person
  With          9.  Sole Dispositive Power

                         1,645,760

               10.  Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,645,760

12. Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*                                [ ]

13. Percent of Class Represented by Amount in Row (11)

                        5.2%

14. Type of Reporting Person*

                         IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

     The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Stock"), of SafeCard Services, Incorporated, a Delaware corporation ("SafeCard"), whose address is 6400 N.W. 6th Way, Fort Lauderdale, Florida 33309.


Item 2.   Identity and Background.

     (a) The name of the person filing this statement is: Steven J. Halmos, individually and in his capacity as one of the Trustees and principal beneficiaries of Halmos and Company, Inc. Deferred Compensation Trust (the "Trust"). The Trust is a trust which is exempt from taxation under Section 501 of the Internal Revenue Code ("Code") because it receives, holds and invests contributions made pursuant to a plan qualified for favorable tax treatment under Section 401 of the Code.

     (b) The home address of the person filing this is 628 Coral Way, Fort Lauderdale, Florida 33301. The address of the Trust is 6400 N.W. 6th Way, Fort Lauderdale, Florida 33309.

     (c) Mr. Halmos is the Chief Executive Officer and a Director of the
Company.

     (d) During the last five years neither Mr. Halmos, the Trust nor any of the Trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Mr. Halmos, the Trust nor any of the Trustees filing this statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Halmos is a citizen of the United States of America. The Trust was formed under the laws of the State of Florida.


Item 3.   Source and Amount of Funds or Other Consideration.

     Mr. Halmos has utilized $5,514,582.27 of his personal funds, Mr. Halmos' son and daughter have utilized $487,616 of their personal funds which were contributed by Mr. Halmos under the Uniform Gift to Minors Act, and Halmos and Company, Inc. has contributed on behalf of Mr. Halmos, $536,875 to its Deferred Compensation Trust, to purchase the shares of Stock reported herein. No amount of the acquisition cost was paid with funds borrowed or otherwise obtained from other sources.

Item 4.   Purpose of the Transaction

     Mr. Halmos, the son and daughter of Mr. Halmos and the Trust (the "Halmos Entities") purchased all of the shares referred to in Item 5 for investment. Mr. Halmos is an officer and a director of the Company and in that capacity participates in corporate decision-making relevant to matters covered by this item. Mr. Halmos intends to reassess, from time to time, the appropriate level of his investment in the Company and depending on market conditions and other factors, he may, from time to time, sell (or buy) shares of Stock through transactions on NASDAQ or in the over-the-counter market, or through privately negotiated transactions.


Item 5.   Interest in Securities of Issuer.

     (a) Mr. Halmos is the beneficial owner of 1,645,760 shares of Stock. This represents 5.2% of SafeCard's issued and outstanding Stock.

     (b) Mr. Halmos retains the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition.

     (c) The following schedule sets forth each purchase of shares of Stock by the Halmos Entities since January 10, 1989:


Date            Purchased By       Shares Purchased          Price Per Share
- -------        --------------      ----------------          ---------------
2/21/89        Son                      24,500                    $4.750
2/21/89        Daughter                 12,000                    $4.750
2/24/89        Trust                    45,000                    $5.125
2/24/89        Mr. Halmos               55,000                    $5.125
2/24/89        Mr. Halmos               25,000                    $5.250
3/01/89        Mr. Halmos               50,000                    $5.375

All such transactions were effected at the direction of Mr. Halmos. All such transactions were executed in "regular way" brokerage transactions on NASDAQ.

     (d) No person other than Mr. Halmos is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in Item 5.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.


Item 7.   Material to be Filed as Exhibits

     None

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/ Steven J. Halmos
                                       --------------------
                                       Steven J. Halmos


Date:  March 13, 1989